UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Subject Company)

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $1.50 per share

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

S. Russell Stubbs

President and Chief Executive Officer

Frozen Food Express Industries, Inc.

1145 Empire Central Place

Dallas, Texas 75247-4309

(214) 630-8090

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Roger Bivans, Esq.

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

(214) 978-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Frozen Food Express Industries, Inc. (the “Company”) by Duff Brothers Capital Corporation (“Parent”) pursuant to the terms of an Agreement and Plan of Merger, dated July 12, 2013, by and among the Company, Parent and Duff Brothers, Subsidiary, Inc., a wholly owned subsidiary of Parent:

i.	joint press release dated July 15, 2013 issued by the Company and Parent on July 15, 2013;

ii.	e-mail from S. Russell Stubbs to all employees of the Company sent on July 15, 2013; and

iii.	frequently asked questions regarding the transaction first circulated on July 15, 2013.

Additional Information and Where to Find It

The tender offer described in the communication has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of the Company. At the time the tender offer is commenced, Parent will file with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Company stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all Company stockholders at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will also be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will also be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the acquisition of the Company by Parent. All statements relating to plans, strategies, objectives, expectations and intentions, all statements identified by words such as “will”, “could”, “should”, “believe”, “expect”, “intend”, “plan”, “schedule”, “estimate”, “project”, and similar expressions and all statements other than historical facts included in this communication, including, but not limited to, the statements regarding the timing and the closing of the tender offer and merger transactions, the expected benefits of the transaction, any plans to operate the Company post-closing and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from expectations and projections. Risks and uncertainties include, among other things, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to the Company; any material adverse development in pending or threatened litigation involving the Company; other business effects, including effects of industry, economic or political conditions outside the Company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the Company’s periodic reports filed with the SEC including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. The Company expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information about the Company is available at www.ffeinc.com.

Frozen Food Express Industries Enters into Merger Agreement to be Acquired by Duff Brothers Capital

Corporation for $2.10 Per Share in Cash

DALLAS, TX and COLUMBIA, MS — July 15, 2013 — Frozen Food Express Industries, Inc. (Nasdaq: FFEX) (“FFE” or the “Company”) and Duff Brothers Capital Corporation today announced they have entered into a definitive agreement pursuant to which Duff Brothers Capital Corporation will offer to acquire all of the outstanding shares of common stock of FFE (except shares owned by its affiliates) for $2.10 in cash per share of common stock. Duff Brothers Capital Corporation is wholly owned by Thomas and James Duff, who also indirectly own KLLM Transport Services, LLC. The transaction, which values FFE at approximately $38.2 million in equity value, was unanimously approved by the FFE Board of Directors.

“For over a year, we have been reviewing a variety of strategic alternatives for FFE, which included exiting less profitable businesses, such as dry van truckload services, entering into the bulk tank water transportation business, and re-engineering our LTL services with technology enhancements that further differentiate our service offerings in the marketplace” said Russell Stubbs, President and CEO of FFE. “As part of this process, we were pleased when the Duffs expressed an interest in FFE. We believe the value of this transaction achieves our objective of delivering immediate and compelling value for our shareholders. Through the Duff’s ownership of KLLM, they have demonstrated a strong track record in the trucking industry, which will be beneficial to our customers, vendors, employees and drivers.”

On behalf of James and Thomas Duff, Mr. Thomas Duff stated that “We are excited about the opportunity to add another leader in the temperature controlled trucking industry to our family group of businesses. With the synergies and increased capacity that we can gain from the ownership of both FFE and KLLM, we know that we will be able to enhance the quality service that both companies have been providing to their customers. With our resources, we will be able to bring to FFE the financial strength that is needed to preserve and expand its operations for its valued employees for years to come. Overall, we see great things ahead for both of the companies.”

Under the terms of the merger agreement, FFE’s stockholders will receive $2.10 in cash for each outstanding share of FFE common stock they own, representing a 23.5% premium over the closing price on July 12, 2013, the last full trading day before today’s announcement, a 26.5% premium over the closing price on March 1, 2013, the last full trading day before the announcement that the Duffs had acquired approximately 5.84% of the outstanding shares of common stock of FFE and expressed an intent to discuss with FFE a negotiated acquisition and a 144.2% premium over the closing price on December 18, 2012, the last full trading day before the Duffs began open market purchases of FFE shares with a view towards accumulating a significant position.

The transaction is expected to close by late August or early September 2013.

In accordance with the terms of the merger agreement, Duff Brothers Capital Corporation will commence a tender offer for all of the outstanding shares of common stock of FEE not already owned by the Duffs or their affiliates. FFE’s Board of Directors has unanimously recommended that the FFE shareholders tender their shares into the offer. Under the terms of the agreement, the transaction is conditioned upon satisfaction of the minimum tender condition of greater than two-thirds of the outstanding shares of FFE common stock when added to the shares then beneficially owned by Duff Brothers Capital Corporation and its affiliates and other customary closing conditions. Consummation of the transactions contemplated by the merger agreement is not subject to a financing condition and Duff Brothers Capital Corporation will pay the offer price from cash resources on hand.

Concurrent with the execution and delivery of the merger agreement, Stoney M. Stubbs, Jr., FFE’s Chairman of the Board, Russell Stubbs, FFE’s President and CEO, and John Hickerson, FFE’s Executive Vice President and Chief Operating Officer, representing in the aggregate approximately 12.8% of the outstanding shares of FFE common stock have each entered into separate agreements with Duff Brothers Capital Corporation and Duff Brothers Subsidiary, Inc. pursuant to which each has agreed to tender the shares of common stock beneficially owned by them into the tender offer, as well as providing certain covenants and releases related to the transactions contemplated by the merger agreement.

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Stephens Inc. is acting as exclusive financial advisor to the FFE Board of Directors and provided a fairness opinion to the FFE Board of Directors. Baker & McKenzie LLP is acting as legal counsel to the FFE Board of Directors. Krage & Janvey, L.L.P. is acting as legal counsel to Duff Brothers Capital Corporation.

Additional Information and Where to Find It

The tender offer described in the communication has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Frozen Food Express Industries, Inc. (“FFE”). At the time the tender offer is commenced, Duff Brothers Capital Corporation will file with the SEC a Tender Offer Statement on Schedule TO, and FFE will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. FFE stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all FFE stockholders at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will also be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will also be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, FFE files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by FFE at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. FFE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

About FFE

Frozen Food Express Industries, Inc. is one of the leading temperature-controlled truckload and less-than-truckload carriers in the United States with core operations in the transport of temperature-controlled products and perishable goods including food, health care and confectionery products. Service is offered in over-the-road and intermodal modes for temperature-controlled truckload and less-than-truckload, as well as dry truckload on a non-dedicated fleet basis. We also provide bulk tank water transportation, brokerage/logistics and dedicated services to our customers. Additional information about FFE can be found at www.ffeinc.com.

Forward-Looking Statements

This communication contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the acquisition of FFE by Duff Brothers Capital Corporation. All statements relating to plans, strategies, objectives, expectations and intentions, all statements identified by words such as “will”, “could”, “should”, “believe”, “expect”, “intend”, “plan”, “schedule”, “estimate”, “project”, and similar expressions and all statements other than historical facts included in this communication, including, but not limited to, the statements regarding the timing and the closing of the tender offer and merger transactions, the expected benefits of the transaction, any plans to operate FFE post-closing and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from expectations and projections. Risks and uncertainties include, among other things, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of FFE’s stockholders will tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to FFE; any material adverse development in pending or threatened litigation involving FFE; other business effects, including effects of industry, economic or political conditions outside FFE’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in FFE’s periodic reports filed with the SEC including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should

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not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. FFE expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information about FFE is available at www.ffeinc.com.

CONTACT: Frozen Food Express Industries, Inc.

Russell Stubbs, President and CEO

John Hickerson, EVP and COO

Steve Stedman, VP and Interim CFO

(214) 630-8090

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Filed by Frozen Food Express Industries, Inc. pursuant to Rule 14d-9(a)(2)

Under the Securities Exchange Act of 1934

Subject Company: Frozen Food Express Industries, Inc.

Commission File No: 001-10006

Email to Employees

To:	All FFE Employees

From:	Russell Stubbs

Today I am pleased to announce the next significant step in our company’s history. A joint press release was issued this morning announcing a definitive merger agreement between FFE and Duff Brothers Capital Corporation, which is an affiliated company of KLLM Transport Services LLC, both indirectly owned by James and Thomas Duff. The FFE Board of Directors voted unanimously to accept their proposal to acquire our company by a tender offer, which requires at least two-thirds of our outstanding shares to be tendered by our shareholders.

As an FFE employee, you should know how significant this is for you. Our trucks, routes, areas of operation, customers and expertise complement those of KLLM significantly with little overlap. We have valuable expertise with the less-than-truckload transport of temperature-controlled products and perishable goods. Together, each company will be stronger in terms of capacity, and well positioned to capitalize on growth opportunities in our industry. Customers will also benefit from our combined talented and experienced workforces and a wider range of transportation solutions. Financially, as a private company, we will have access to capital otherwise unavailable to give us more flexibility to grow and expand.

I wanted to personally communicate to each and every one of you that I feel that this action is in the absolute best interest of our shareholders and our company. This was the unanimous feeling of all nine members of our board and the offer will go out to the shareholders with the unanimous recommendation from the board that it be accepted.

Obviously this decision was not made lightly, and the board’s decision on this was made 100% in regard for what is best for the shareholders, and what gives our company the best chance of success in a turbulent marketplace.

We believe that people are our greatest assets. We do not anticipate any changes in personnel at this time. After closing, we expect there will be minimal changes, if any, at the driver level. The Duffs have assured us that our driver compensation programs will be at least equal to and likely enhanced. We will provide regular updates to you as we move forward.

In the interim period it will be strictly business as usual and we still have freight to move and customers to serve. I am extremely optimistic about what our go forward capabilities and opportunities will be under the larger and broader operating structure and our companies will continue to be a force in the temperature controlled transportation marketplace for years to come.

I am personally asking for your support in this endeavor and your direct managers and supervisors have been briefed to answer any questions or concerns that you might have.

Thanks so much for what you do for FFE on a day to day basis.

Russell Stubbs

President and Chief Executive Officer

FFE Transportation Services, Inc.

(p): (214)-819-5581

http://www.ffex.net

Additional Information and Where to Find It

The tender offer described in the communication has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Frozen Food Express Industries, Inc. (“FFE”). At the time the tender offer is commenced, Duff Brothers Capital Corporation will file with the SEC a Tender Offer Statement on Schedule TO, and FFE will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. FFE stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all FFE stockholders at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will also be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will also be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, FFE files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by FFE at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. FFE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

About FFE

Frozen Food Express Industries, Inc. is one of the leading temperature-controlled truckload and less-than-truckload carriers in the United States with core operations in the transport of temperature-controlled products and perishable goods including food, health care and confectionery products. Service is offered in over-the-road and intermodal modes for temperature-controlled truckload and less-than-truckload, as well as dry truckload on a non-dedicated fleet basis. We also provide bulk tank water transportation, brokerage/logistics and dedicated services to our customers. Additional information about FFE can be found at http://www.ffeinc.com.

Forward-Looking Statements

This communication contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the acquisition of FFE by Duff Brothers Capital Corporation. All statements relating to plans, strategies, objectives, expectations and intentions, all statements identified by words such as “will”, “could”, “should”, “believe”, “expect”, “intend”, “plan”, “schedule”, “estimate”, “project”, and similar expressions and all statements other than historical facts included in this communication, including, but not limited to, the statements regarding the timing and the closing of the tender offer and merger transactions, the expected benefits of the transaction, any plans to operate FFE post-closing and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from expectations and projections. Risks and uncertainties include, among other things, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of FFE’s stockholders will tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to FFE; any material adverse development in pending or threatened litigation involving FFE; other business effects, including effects of industry, economic or political conditions outside FFE’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in FFE’s periodic reports filed with the SEC including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. FFE expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information about FFE is available at www.ffeinc.com.

Filed by Frozen Food Express Industries, Inc. pursuant to Rule 14d-9(a)(2)

Under the Securities Exchange Act of 1934

Subject Company: Frozen Food Express Industries, Inc.

Commission File No: 001-10006

Frequently Asked Questions Regarding the Transaction

1. What was announced today? This morning we announced that Frozen Food Express Industries, Inc. (“FFE”) has entered into a definitive merger agreement with Duff Brothers Capital Corporation under which Duff Brothers Capital Corporation will make a tender offer for 100% of our outstanding shares of common stock for $2.10 per share in cash.

2. Who is Duff Brothers Capital Corporation? Duff Brothers Capital Corporation is an affiliated company of KLLM Transport Services LLC, both of which are indirectly owned by James and Thomas Duff.

3. Why is FFE entering into this transaction? This transaction was unanimously approved by the Board of Directors as being in the best interest of our shareholders. In addition, Mit and Russell Stubbs personally entered into tender and voting agreements in support of the transaction. Obviously this decision was not made lightly. For several years, the trucking industry has been challenged by operating costs increasing at a faster rate than pricing due, in part, to increased government regulations and recruiting and retention costs related to driver shortages. We have also been challenged by financing costs higher than the industry average. Our Board believes that this transaction gives our company the best chance of success in a turbulent marketplace. By aligning with KLLM under the common ownership of James and Thomas Duff, we believe our trucks, routes, areas of operation, customers and expertise will complement those of KLLM significantly with little overlap. Together, we will be even stronger companies in terms of capacity well positioned to capitalize on growth opportunities in our industry. Customers will also benefit from our combined talented and experienced workforces and a wider range of transportation solutions. Financially, as a private company, we will have a strong balance sheet to give us more flexibility to grow and expand. This transaction enhances shareholder value and develops an even stronger future for FFE.

4. Why do the Duffs want our company? The Duffs recognize that our company offers a lot of value and synergies with some of their other businesses. They also feel that our company has more value in the marketplace than the stock market presently recognizes. While our access to capital is somewhat limited, they are a well-capitalized company and offer possibilities for a lower debt structure and thus the possibility for more profitable operations. The increased strength of the two companies resulting from the synergies will allow both of the companies to have a stronger position in the temperature controlled trucking markets.

5. When will the transaction be completed? What needs to happen before the transaction can close? We expect the transaction to be completed in late August to early September assuming that at least two-thirds of the outstanding shares are tendered and that the other customary closing conditions are satisfied. If the tender offer is accepted by the minimum number of shareholders, FFE’s common stock will be delisted from Nasdaq shortly thereafter and we will become a private company controlled by the Duffs. Shortly after the closing of the tender offer, Duff Brothers Capital Corporation will cause its subsidiary to be merged into FEE, at which point, by operation of law, all remaining shares of common stock will be converted into the right to receive the per share purchase price. Depending on the number of shares tendered into the offer, the subsequent merger could take place immediately after the closing of the tender offer or a few weeks later. In either event, if the tender offer is successful, the Duffs will control FFE after the closing of the tender offer and FFE will be a private company.

Frequently Asked Questions by Employees:

6. How will this transaction affect employees? We do not anticipate any changes until after a period of transition once the shareholders have accepted the tender offer and closing occurs. We expect there will be minimal changes at the driver level, if any, and thus far no ultimate organizational plans have been formalized. We will provide updates as information becomes available in the future.

7. Are there any specific plans that the Duffs have regarding our truckload business?At this point, any specific plans that the Duffs might have is purely speculation. As discussed, once any specific plans are discussed with us, we will provide updates.

8. What will happen to our offices and terminals? Will I have to move? We do not anticipate any changes in facilities now, and after closing the deal, transition plans at all levels will begin to be formed. We will provide regular updates to you as we move forward.

9. What will happen to our benefits (health, 401(k), etc.) What will happen to my vacation that I haven’t taken? Initially, all benefits will remain the same except that FEE stock will no longer be an investment option under our 401(k) plan. All vacation days will remain accrued. During a period of transition, it is likely that the Duffs will review our benefit plans and KLLM’s benefit plans and make changes to align the two companies compensation and benefits programs , which we expect will remain competitive within the industry. We will provide regular updates to you as we move forward.

10. What will happen to my restricted stock awards and stock options? All time-based restricted stock awards will be permitted to tender into the offer and receive the purchase price promptly after the offer acceptance time. All outstanding restricted stock awards will accelerate and vest at the offer acceptance time. All holders of outstanding restricted stock awards are strongly encouraged to tender into the offer because withholding taxes must be paid at the offer acceptance time. There could be a delay between the closing of the tender offer and the effective time of the subsequent merger when all remaining shares will be converted by operation of law into the right to receive their share purchase price. If the restricted stock award is not tendered into the offer, the holder must write the Company a check on the closing date for the withholding taxes that will be due even though such holders will not receive the purchase price until after the effective time of the subsequent merger. All outstanding stock options have an exercise price higher than the per share purchase price and will therefore be cancelled at the effective time of the merger.

11. Will I be able to tender the shares I hold in my 401(k) plan into the offer? Yes, shortly after the tender offer commences, the plan administrator will send all plan participants a notice with instructions on how to tender the shares of FFE common stock held in the 401(k) plan.

12. What should I say if contacted by people outside the company regarding this transaction? An announcement like this is going to draw attention from customers, vendors, shareholders, competitors and the media. As always, it is important that we speak with one voice. If you receive any inquiries about this transaction from outside the company, we ask that you immediately forward those requests to John Hickerson, EVP and COO of FFE Transportation at jhickerson@ffex.net

Frequently Asked Questions by Customers:

1. We have recently heard that FFE is being bought. Is that correct? FFE has entered into a definitive merger agreement with Duff Brothers Capital Corporation under which Duff Brothers Capital Corporation will make a tender offer for 100% of our outstanding shares of common stock. Duff Brothers Capital Corporation is an affiliated company of KLLM Transport Services, LLC, both of which are indirectly owned by James and Thomas Duff. We expect the tender offer to close in late August or early September. Until that time, FFE will continue as an independent, public company.

2. How will a sale of the company affect my pricing? All existing pricing agreements will remain in place through the completion of the tender offer. Should the tender offer be successful, FFE and KLLM will be even stronger in terms of capacity and well positioned to capitalize on growth opportunities in our industry. Customers will also benefit from our combined talented and experienced workforces and a wider range of transportation solutions. Eventually we will jointly review the pricing agreements of the two companies where there is overlap in customers and lanes and seek to achieve better alignment while taking advantage of the efficiencies the two companies will bring to the marketplace.

3. Will FFE still provide equipment to service my needs? FFE has worked hard to continually improve its service product and our service commitment for committed capacity and equipment will remain in place.

4. Will I continue to have the same Account Executive as I have in the past? All account relationships will remain in place through the completion of the tender offer. Should the tender offer be successful, we will review all account relationships and seek to identify opportunities to improve customer service. Your business and underlying satisfaction is important to us and we expect that this transaction will make our relationship even stronger.

Frequently Asked Questions by Vendors:

1. We have recently heard that FFE is being bought. Is that correct? FFE has entered into a definitive merger agreement with Duff Brothers Capital Corporation under which Duff Brothers Capital Corporation will make a tender offer for 100% of our outstanding shares of common stock. Duff Brothers Capital Corporation is an affiliated company of KLLM Transport Services, LLC, both of which are indirectly owned by James and Thomas Duff. We expect the tender offer to close in late August or early September. Until that time, FFE will continue as an independent, public company.

2. How do I know that all of my bills will be paid in a timely manner? We expect no changes in the timeliness of your bills being paid. Until further notice, please continue to work with your regular Accounts Payable representative to ensure your bills continue to be paid.

Additional Information and Where to Find It

The tender offer described in the communication has not yet commenced and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Frozen Food Express Industries, Inc. (“FFE”). At the time the tender offer is commenced, Duff Brothers Capital Corporation will file with the SEC a Tender Offer Statement on Schedule TO, and FFE will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. FFE stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all FFE stockholders at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will also be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will also be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, FFE files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by FFE at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. FFE’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

About FFE

Frozen Food Express Industries, Inc. is one of the leading temperature-controlled truckload and less-than-truckload carriers in the United States with core operations in the transport of temperature-controlled products and perishable goods including food, health care and confectionery products. Service is offered in over-the-road and intermodal modes for temperature-controlled truckload and less-than-truckload, as well as dry truckload on a non-dedicated fleet basis. We also provide bulk tank water transportation, brokerage/logistics and dedicated services to our customers. Additional information about FFE can be found at http://www.ffeinc.com.

Forward-Looking Statements

This communication contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to the acquisition of FFE by Duff Brothers Capital Corporation. All statements relating to plans, strategies, objectives, expectations and intentions, all statements identified by words such as “will”, “could”, “should”, “believe”, “expect”, “intend”, “plan”, “schedule”, “estimate”, “project”, and similar expressions and all statements other than historical facts included in this communication, including, but not limited to, the statements regarding the timing and the closing of the tender offer and merger transactions, the expected benefits of the transaction, any plans to operate FFE post-closing and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from expectations and projections. Risks and uncertainties include, among other things, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of FFE’s stockholders will tender their stock in the tender offer;

the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to FFE; any material adverse development in pending or threatened litigation involving FFE; other business effects, including effects of industry, economic or political conditions outside FFE’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in FFE’s periodic reports filed with the SEC including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. FFE expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information about FFE is available at www.ffeinc.com.